Mail Stop 04-07   May 23,
2005

Via U.S. Mail and Fax (510-870-3019)

William M. Scharninghausen
Chief Financial Officer
Vialta, Inc.
48461 Fremont Boulevard
Fremont, California 94538
Re: Vialta, Inc.
 Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005

      Form 10-Q for the quarter ended March 31, 2005

 File No. 0-32809

Dear Mr. Scharninghausen:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
       Assistant Director